CONDENSED CONSOLIDATED INTERIM
 FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2012

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		As at
		June 30	December 31
	Notes	2012	2011

ASSETS

Non-current assets
Investment in the Pebble Limited Partnership	3	$101,652	$101,542
Exploration and evaluation assets	4	1,055	1,055
		102,707	102,597

Current assets
Balances receivable from a related party	8	29	483
Amounts receivable and other assets	5	4,909	4,704
Cash and cash equivalents	6	33,667	37,457
		38,605	42,644

Total Assets		$141,312	$145,241

EQUITY

Share capital	7	$389,153	$388,987
Reserves		51,636	48,132
Deficit		(303,598)	(295,763)
		137,191	141,356
LIABILITIES

Non-current liabilities
Deferred income taxes		3,719	3,715
		3,719	3,715

Current liabilities
Amounts payable and other liabilities		402	170
		402	170

Total Liabilities		4,121	3,885

Total Equity and Liabilities		$141,312	$145,241

The accompanying notes are an integral part of these condensed  consolidated interim financial statements

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 7, 2012.  They are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30		Six months ended June 30
	Notes	2012	2011	2012	2011

Expenses
Exploration and evaluation		1,274	141	2,543	457
General and administrative		1,049	2,146	2,227	3,624
Share-based compensation		1,702	2,782	3,479	9,283
Loss from operating activities		4,025	5,069	8,249	13,364
Interest income		(251)	(225)	(414)	(422)
Loss before tax		3,774	4,844	7,835	12,942
Income tax (recovery) expense		–	–	–	–
Loss for the period		$3,774	$4,844	$7,835	$12,942

Other comprehensive loss (income)
Exchange difference arising on translation of investment in the Pebble Limited Partnership	3	(2,057)	509	(110)	3,005
Deferred income tax on investment		76	(19)	4	(110)
Other comprehensive loss (income) for the period		$(1,981)	$490	$(106)	$2,895

Total comprehensive loss for the period		$1,793	$5,334	$7,729	$15,837

Basic and diluted loss per common share	9	$0.04	$0.05	$0.08	$0.14

The accompanying notes are an integral part of these condensed  consolidated interim financial statements

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Six months ended June 30
	Note	2012	2011

Cash flows from operating activities
Loss for the period		$(7,835)	$(12,942)
Adjustments for items not affecting cash:
Donation of shares		–	866
Foreign exchange loss		(3)	97
Interest income		(414)	(422)
Share-based compensation		3,479	9,283
		(4,773)	(3,118)
Changes in non-cash working capital items
Decrease in amounts receivable and other assets		19	70
Decrease in balances receivable from related parties		454	75
Increase (decrease) in amounts payable and other liabilities		232	(370)
Increase in balances payable to related parties		–	8
		705	(217)

Net cash used in operating activities		(4,068)	(3,335)

Cash flows from investing activities
Interest received		197	279
Net cash from investing activities		197	279

Cash flows from financing activity
Common shares issued for cash, net of issue costs	7	85	4,194
Net cash from financing activity		85	4,194

Net (decrease) increase in cash and cash equivalents		(3,786)	1,138
Effect of exchange rate fluctuations on cash held		(4)	(1)
Cash and cash equivalents at beginning of the period		37,457	40,402

Cash and cash equivalents at end of the period		$33,667	$41,539

The accompanying notes are an integral part of these condensed  consolidated interim financial statements

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
				Foreign
			Equity settled	currency
			share-based	translation		Investment
	Number of		payments	reserve		revaluation
	shares	Amount	reserve	(note 7	(c))	reserve	Deficit	Total equity

Balance at January 1, 2011	94,177,066	$380,570	$34,799	$316		$(1)	$(275,624)	$140,060
Shares issued for cash on exercise of share purchase options	722,108	4,194	–	–		–	–	4,194
Fair value of share options allocated to shares issued on exercise	–	2,643	(2,643)	–		–	–	-
Shares donated	75,000	866	–	–		–	–	866
Share-based compensation	–	–	9,283	–		–	–	9,283
Loss for the period	–	–	–	–		–	(12,942)	(12,942)
Other comprehensive loss for the period net of tax	–	–	–	(2,895)		–	–	(2,895)
Balance at June 30, 2011	94,974,174	$388,273	$41,439	$(2,579)		$(1)	$(288,566)	$138,566

Balance at January 1, 2012	94,978,764	$388,987	$45,664	$2,470		$(2)	$(295,763)	$141,356
Shares issued for cash on exercise of share purchase options	17,000	85	–	–		–	–	85
Fair value of share options allocated to shares issued on exercise	–	81	(81)	–		–	–	–
Share-based compensation	–	–	3,479	–		–	–	3,479
Loss for the period	–	–	–	–		–	(7,835)	(7,835)
Other comprehensive income for the period net of tax	-	–	–	106		–	–	106
Balance at June 30, 2012	94,995,764	$389,153	$49,062	$2,576		$(2)	$(303,598)	$137,191

The accompanying  notes are an integral  part of these condensed  consolidated  interim  financial  statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia. The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the period ended June 30, 2012, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities") and the Group’s interest in jointly controlled entities. The Company is the ultimate parent. The Group owns a 50% share in the Pebble Limited Partnership (the "Pebble Partnership") (note 3). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"), the Group’s principal mineral property interest located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the investment in the Pebble Partnership is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing of its share to complete the exploration and development of the Pebble Project; the Pebble Partnership obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the investment in the Pebble Partnership.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee (IFRICs). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2011. Accordingly accounting policies applied other than as noted in Note 2(e) are the same as those applied in the Group’s annual financial statements which were filed under the Company’s profile on SEDAR at www.sedar.com.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information, and modified as required for financial instruments classified as available-for-sale which are stated at their fair value.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company and its subsidiaries listed below:

		Ownership
Name of Subsidiary	Place of Incorporation	Interest	Principal Activity
3537137 Canada Inc.	Canada	100%	Holding Group
0796412 BC Ltd.	British Columbia, Canada	100%	Not active
Northern Dynasty Partnership[1]	Alaska, USA	100%	Holding Group
U5 Resources Inc.[2]	Nevada, USA	100%	Holding Company

1	Holds the Group’s 50% interest in Pebble Mines Corp. and the Pebble Partnership (note 3).
2	Holds the Group’s claims purchased from Liberty Star (note 4).

The Group has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures ("IAS 31") and applies the equity method to account for this interest. The investment is carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment losses. As the Group’s investment is carried in US dollars, the investment is translated at the end of each reporting period (note 3).

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

i.	Inputs used in measuring share-based compensation; and
ii.	Provision for the deferred income tax expense and the composition of deferred income tax liabilities.

Critical accounting judgments

These include:

i.	Recoverability of amounts receivable;

ii.	Recoverability of the carrying value of the investment in the Pebble Partnership and the Group’s exploration and evaluation assets; and

iii.	Determination of categories of financial assets and financial liabilities which has been identified as an accounting policy which involves assessments made by management.

(e)	New Accounting Standards, Interpretations and Amendments to Existing Standards

New and amended standards adopted by the Group

Effective January 1, 2012, the Group adopted amendments to IFRS 7, Financial Instruments: Disclosures that were issued by the IASB. The application of these amendments has not had any material impact on current and prior year disclosures but may affect disclosures for future transactions or arrangements.

New or revised standards, interpretations and amendments to existing standards not yet effective

	(i)	Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1, Presentation of Financial Statements

	(ii)	Effective for annual periods beginning on or after January 1, 2013

New standard IFRS 10, Consolidated Financial Statements.
New standard IFRS 11, Joint Arrangements
New standard IFRS 12, Disclosure of Interests in Other Entities
New standard IFRS 13, Fair Value Measurement
Reissued IAS 27, Separate Financial Statements
Reissued IAS 28, Investments in Associates and Joint Ventures

The Group has not early adopted these new or reissued standards and is currently assessing the impact that these standards will have on the Group’s consolidated financial statements.

New interpretation IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine
This interpretation and the requirements for accounting for stripping costs will only be applicable to the Group once it is in the production phase.

	(iii)	Effective for annual periods beginning on or after January 1, 2015

New standard IFRS 9, Financial Instruments, Classification and Measurement
The Group anticipates that the adoption of this standard will have no material impact except for additional disclosures.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

3.	INVESTMENT IN THE PEBBLE LIMITED PARTNERSHIP

On July 26, 2007, the Group converted a wholly-owned general partnership that held its Pebble Property interest into a limited partnership, the Pebble Partnership. Anglo American plc ("Anglo American") through a wholly-owned subsidiary subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Group (through a wholly-owned subsidiary) and Anglo American have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. The Board of the general partner is also to approve the alternatives for a final feasibility study. Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days of the later of the receipt of the approved prefeasibility report and the approved study alternatives, to fund further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended in producing a final feasibility study and in related activities, which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and the Group on a 50/50 basis. To June 30, 2012, Anglo American has funded US$444 million ($464 million). The Pebble Partnership agreement provides for equal project control rights for both partners with no operator’s fees payable to either party.

The Group has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31 and applies the equity method in accounting for this interest. The Group has not recognized any share of the losses in the Pebble Partnership since inception as the Group has no obligation in respect to these losses as the agreement with Anglo American states that the distribution of losses funded by Anglo American are allocated 100% to Anglo American until the total investment of US$1.5 billion is met. For the six month period ended June 30, 2012, the Pebble Partnership has incurred losses totaling $39,710 (2011 – $29,193). Cumulative losses since inception of the Pebble Partnership to June 30, 2012 total $458,957 (2011 – $362,049). The accounting policies of the Pebble Partnership are the same as those followed by the Group. The Group’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are recognized directly in the foreign currency translation reserve through other comprehensive loss.

Investment in the Pebble Partnership	As at June 30	As at December 31
	2012	2011
Carrying value at the beginning of the period	$101,542	$99,306
Foreign currency translation (note 7(c))	110	2,236
Carrying value at the end of the period	$101,652	$101,542

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Summary financial information for the equity accounted investee, not adjusted for the 50% ownership held by the Group, is as follows:

Assets and Liabilities	As at June 30	As at December 31
	2012	2011
Non-current assets	$102,773	$101,311
Current assets	15,011	14,095
Total assets	$117,784	$115,406

Current liabilities	7,928	10,522
Total liabilities	$7,928	$10,522

Losses	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Net loss for the period	$21,645	$19,416	$39,710	$29,193
Net cumulative losses	–	–	458,957	362,049

The net loss and the cumulative losses of the Pebble Partnership have not been included in the Financial Statements of the Group.

4.	EXPLORATION AND EVALUATION ASSETS

	As at June 30	As at December 31
	2012	2011
Cost at beginning and end of period	$1,055	$1,055

On June 29, 2010, the Group entered into a binding letter agreement with Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 60.7 square kilometers of mineral claims located to the west of the Pebble Project in consideration for a US$1,000 ($1,055) cash payment. The Pebble Partnership had the right to acquire these claims from the Group but declined to exercise that right.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	As at June 30	As at December 31
	2012	2011
Amounts receivable	$113	$236
Loan receivable (a)	4,516	4,292
Other assets – prepayments	280	176
Total	$4,909	$4,704

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

(a)	Loan receivable

The Group advanced to Liberty Star US$3,000 ($3,165) pursuant to the letter agreement dated June 29, 2010 (note 4). Pursuant to amendments to the letter agreement dated September 8, 2011 and November 14, 2011, the principal amount of the loan was increased for the amounts expended by the Group in 2011 and 2010 on annual assessment work, rental and related fees relating to Liberty Star’s claims in Alaska. The following summarizes the movement in the loan receivable:

	As at June 30	As at December 31
	2012	2011
Balance at beginning of year	$4,292	$3,136
Additions
Expenses paid	–	740
Interest accrued	217	334
Foreign exchange gain	7	82
Balance at end of period	$4,516	$4,292

The loan receivable accrues interest at 10% per annum compounded monthly and is secured by assets and mining claims owned by Liberty Star in Alaska, USA. The loan and accrued interest is repayable on demand and will be due within 45 days thereof, or convertible into Liberty Star shares, provided the Group has spent at least a minimum amount (the “Minimum Expenditure”) earning into a joint venture (which has still to be formed as of the date of these Financial Statements – see below). The Minimum Expenditure was originally set at US$1,000, but the Group and Liberty Star subsequently agreed on November 14, 2011 to reduce the Minimum Expenditure by US$714 plus accrued interest as a result of the additions to the loan. As of June 30, 2012, the Minimum Expenditure has been reduced to US$228. The Group has still to complete this expenditure requirement.

Subject to negotiating and signing a definitive earn-in option and joint venture agreement ("JV Agreement"), the Group can earn a 60% interest in certain of Liberty Star’s properties in Alaska by spending US$10 million in exploration and claim maintenance on those properties over six years. The initial loan advanced plus accrued interest may be applied as part of the earn-in requirements, at the Group’s discretion. Should a JV Agreement be entered into, the loan plus accrued interest is repayable on demand upon 45 days’ notice after the earlier of:

a.	The completion of the earn-in expenditure; or
b.	The Group decides to voluntarily terminate the JV Agreement provided the Group has spent at least the Minimum Expenditure; or
c.	Liberty Star terminates the JV Agreement due to a superior 3rd party offer.

The loan is convertible at the option of the Group, until the loan is repaid or deemed repaid, into common shares of Liberty Star based on a 5 day volume weighted average share price less the maximum allowable discount applicable as if Liberty Star shares were listed on the TSX Venture Exchange, provided that the Group has spent the Minimum Expenditure. The loan may be pre-paid by Liberty Star without penalty at any time on 10 days’ prior notice, during which the Group’s conversion rights will be unaffected.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

6.	CASH AND CASH EQUIVALENTS

	As at June 30	As at December 31
	2012	2011
Business and savings accounts	$11,976	$28,055
Guaranteed investment certificates	21,691	9,402
Total	$33,667	$37,457

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At June 30, 2012, the authorized share capital comprised an unlimited number of common shares with no par value. All issued shares are fully paid.

(b)	Share Purchase Option Compensation Plan

The following summarizes the changes in the Group’s outstanding share purchase options for the six month periods ended June 30, 2012 and 2011:

	2012		2011
	Number of	Weighted		Weighted
	share	average	Number of	average
	purchase	exercise price	share purchase	exercise price
Continuity of share options	options	($/option)	options	($/option)
Balance at beginning of period	8,306,782	8.71	6,795,110	6.19
Granted	2,199,500	3.00	2,198,400	15.44
Exercised	(17,000)	5.00	(722,108)	5.81
Expired	(1,525,052)	5.56	(10,000)	9.74
Forfeited	(30,000)	9.16	(39,000)	8.80
Balance at end of period	8,934,230	7.85	8,222,402	8.68

Share purchase options exercised during the period were as follows:

		Weighted average	Weighted average
	Share purchase	exercise price	share price
Period	options exercised	($/option)	($)
January 1 – June 30, 2012	17,000	5.00	7.85
	17,000	5.00	7.85

The Group granted 2.2 million share purchase options (see continuity table above) in the three months ended June 30, 2012. In the prior year, the Group had granted 2.2 million share purchase options in the three months ended March 31, 2011. The weighted average fair value of the share purchase options granted was $0.87 per option (2011 – $6.57 per option).

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Three months ended	Three months ended
	June 30, 2012	March 31, 2011
Risk-free interest rate	1.11%	2.29%
Expected life	3.43 years	4.15 years
Expected volatility	60%	64%
Grant date share price	$2.38	$13.78
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. The Group determines volatility using historical closing prices as a basis for expected volatility from three to five years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Group's share purchase options.

(c)	Foreign Currency Translation Reserve

	Six months ended June 30
	2012	2011
Balance at beginning of period	$2,470	$316
Exchange gain (loss) on translation of investment in the Pebble Partnership	110	(3,005)
Deferred income tax on investment	(4)	110
Balance at the end of period	$2,576	$(2,579)

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the investment in the Pebble Partnership which has a US dollar functional currency and the related tax effect that has been recognized in other comprehensive loss.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions and balances with Key Management Personnel

The aggregate value of transactions with key management personnel being directors and senior management comprising the Senior Vice President, Corporate Development; Vice President ("VP") Corporate Communication, VP, Engineering and VP, Public Affairs were as follows:

	Three months ended June 30		Six months ended June 30
Compensation	2012	2011	2012	2011
Short-term employee benefits (a)	$419	$389	$820	$799
Share-based compensation	720	1,437	1,678	4,876
Total	$1,139	$1,826	$2,498	$5,675

(a)	Short-term employee benefits include salaries and directors fees.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Transactions and balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties were as follows:

	Three months ended June 30		Six months ended June 30
Transactions	2012	2011	2012	2011
Entity with significant influence (a)
Services rendered to the Group	$799	$832	$1,529	$1,702
Reimbursement of third party expenses incurred on behalf of the Group	114	162	767	479
Total paid by the Group	$913	$994	$2,296	$2,181
Jointly controlled entity (b)
Reimbursement of third party expenses incurred by the Group	$(21)	$–	$(21)	$–
Total reimbursed (to) the Group	$(21)	$–	$(21)	$–

	As at June 30	As at December 31
Balances receivable from related parties	2012	2011
Entity with significant influence (a)	$8	$483
Jointly controlled entity (b)	21	–
Total	$29	$483

(a)

A private company provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The private company also incurs third party costs on behalf of the Group which is reimbursed by the Group at cost. The Group may also make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of the private company, who are close business associates, are also key management personnel of the Group.

(b)	The Group incurred costs on behalf of the jointly controlled entity (note 3) which is to be reimbursed at cost.

9.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and six month periods ended June 30, 2012 was based on the following:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Loss attributable to common shareholders	$3,774	$4,844	$7,835	$12,942
Weighted average number of common shares outstanding	94,995,764	94,881,703	94,992,682	94,725,468

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2012 and 2011
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated)

Diluted loss per share did not include the effect of the weighted average number of share purchase options outstanding for the three and six month periods ended June 30, 2012 of 8,252,680 (2011 –8,267,983 ) and 8,274,314 (2011 – 7,537,997) respectively as they are anti-dilutive.

10.	EMPLOYMENT COSTS

The amount of salaries and benefits included in expenses are as follows:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Exploration Salaries	$205	$121	$438	$299
Administration Salaries	648	750	1,184	1,528
Share-based compensation	1,702	2,782	3,479	9,283
Total	$2,555	$3,653	$5,101	$11,110

11.	COMMITMENTS AND CONTINGENCIES

Due to the nature of the Group’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, there are no matters that could have a material effect on the Group’s condensed consolidated interim financial position or results of operations which require additional disclosure in these Financial Statements.

12.	EVENTS AFTER THE REPORTING PERIOD

(a)

Certain directors of the Company voluntarily elected to cancel 861,000 share purchase options that were granted to them on March 15, 2011 with an exercise price of $15.44 per option and an expiry of March 15, 2016.

	(b)	405,000 share purchase options expired unexercised with a weighted average exercise price of $7.70 per option.

	(c)	7,000 share purchase options were forfeited with an average exercise price of $6.55 per option with expiry dates of March 15, 2014 and June 29, 2015.